Exhibit (a)(1)(H)

FREQUENTLY ASKED QUESTIONS

For Employees of Keynote Holding

Shares Through E*Trade OptionsLink

April 3, 2003

Below are answers to some frequently asked questions about the offer of Keynote Systems, Inc., to purchase for cash 7,500,000 shares of its common stock, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2003 and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the offer). This is only a summary. Keynote encourages you to read carefully the Offer to Purchase and Letter of Transmittal.

1.	How will I be notified of the terms and conditions of the offer?

All stockholders are being mailed copies of the Offer to Purchase and the related Letter of Transmittal and other documents, in connection with the offer.

As a participant in Keynote’s 1999 Equity Incentive Plan and/or 1999 Employee Stock Purchase Plan, you may tender shares that are held in your account at E*Trade OptionsLink. E*Trade (through ADP) has mailed the Offer to Purchase and related documents, as well as instructions on how to tender shares via the Internet. (Note that option holders will not receive these materials.)

2.	When does the offer expire?

The expiration date is May 9, 2003, at 12:00 midnight Eastern Time, unless Keynote extends the offer. However, to tender shares held through E*Trade OptionsLink, you must instruct E*Trade via the Internet or telephone no later than 5:00 p.m., Eastern Time, on WEDNESDAY, MAY 7, 2003.

3.	How do I tender my shares?

To tender your shares, you must follow all of the instructions provided by E*Trade. The materials you receive from E*Trade will contain a unique control number. You must log onto www.reorgaction.com. You will then be prompted to enter the unique control number. If you wish to tender your shares, you must instruct E*Trade as to the number of shares you wish to tender. You will be given an opportunity to verify all information before you submit your instructions to E*Trade for processing.

4.	Is Keynote’s trading window currently closed? Am I able to participate in the offer?

Under Keynote’s Insider Trading Policy, the trading window is currently closed. The trading window will re-open on Friday, April 25, 2003. Should you want, you will be able to participate in the Offer once the trading window re-opens.

5.	What if I am not currently a stockholder of Keynote, but intend to exercise a vested option prior to the expiration date of the tender offer?

If you are not currently a stockholder, but hold vested options and you desire to participate in the tender offer, you must first exercise your option with respect to the shares you would like to tender. You must contact E*Trade Optionslink at 800-838-0908 to obtain a copy of the Offer to Purchase and Letter of Transmittal. You will also receive instructions on how to tender your shares acquired upon exercise of your options.

6.	If I decide to exercise a vested option in order to tender the shares acquired, by when should I exercise the option in order to allow sufficient time to tender the shares acquired?

Neither Keynote nor its Board of Directors makes any recommendation to you as to whether you should or should not tender your shares. You must make your own decision to as to whether to tender your shares and, if so, how many shares to tender.

If you decide to tender shares acquired upon exercise of an option, you should exercise the option no later than Wednesday, April 30, 2003, to ensure sufficient time for your option exercise to be processed in order for you to tender your shares.

7.	If I decide to exercise a vested option in order to tender the shares acquired, must I have funds available to pay the exercise price for the option?

Yes, you must pay the exercise price, together with any required tax withholding, for the shares subject to the option on the day you exercise the option. Same-day sales are not possible if you intend to tender in the offer the shares acquired upon exercise.

8.	What if I hold Keynote shares through a broker other than E*TRADE?

Your broker will provide you with instructions. Please refer to Section 3 of the Offer to Purchase for detailed information on the procedures for tendering shares.

9.	Is there any benefit to tendering my shares early in the offer?

No, you may tender your shares at any time before the offer expires, so long as the trading window is open. All shares that are properly tendered and are not properly withdrawn prior to the expiration date of the offer will be purchased, on the terms and subject to the conditions of the offer, including the proration provisions.

10.	Once I’ve tendered shares, can I withdraw my tender?

You may withdraw any shares you have tendered at any time before 12:00 midnight, Eastern Time, on Friday, May 9, 2003, unless we extend the offer. To ensure the proper withdrawal of shares held through your E*Trade OptionsLink Account, your withdrawal must be received no later than 5:00 pm Eastern Time, on Wednesday, May 7, 2003.

11.	What are the United States federal income tax implications if I tender my shares?

The cash you receive for your tendered shares will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the tendered shares we purchase or as a distribution in respect of stock from us. See Section 13 of the Offer to Purchase for additional information. You should consult your own tax advisor.

12.	Who can I talk to if I have questions?

MacKenzie Partners, Inc. is the Information Agent and can help answer your questions. You may contact them toll-free at (800) 322-2885. You may also contact E*Trade Optionslink at 800-838-0908.